EXHIBIT 4.1

BOON INDUSTRIES, INC.

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description of the terms of the common stock of Boon Industries, Inc. is not complete and is qualified in its entirety by reference to our Articles of Incorporation, as amended, and our Bylaws.

General

Our current authorized capital stock consists of 529,999,000 shares of common stock, par value $0.0001 per share, of which 400,511,582 shares were issued and outstanding as of December 31, 2021; 20,000,000 shares of Series A Preferred Stock, par value $0.0001 per share, of which 6,889,410 shares were issued and outstanding as of December 31, 2021; and 1,000 of Series B Preferred Stock, all of which are issued and are outstanding as of December 31, 2021.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our articles of incorporation, as amended, which means that the holders of a plurality of the voting shares voted can elect all the directors then standing for election.

No Preemptive or Similar Rights

Holders of our common stock do not have preemptive rights, and our common stock is not convertible or redeemable.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Series A Preferred Stock

Each share of Series A Preferred Stock has a stated value of $10.00 and is convertible into that number of shares of common stock equal to $10.00 divided by the closing market price of the common stock on the day of conversion. The Series A Preferred Stock have no voting rights, dividend rights or redemption rights. Upon the liquidation or dissolution of the Company, the shares of Series A Preferred Stock are entitled to receive $10.00 per share.

Series B Preferred Stock

Each share of Series B Preferred Stock has a stated value of $0.0001 and has no rights other than a super-voting right such that the vote of each share of Series B Preferred Stock is equal to four times the votes of all shares of the common stock and all other preferred stock outstanding at the time of any vote or consent of the shareholders regarding any matter submitted to a vote of the shareholders.

Oklahoma Anti-Takeover Laws

Oklahoma has enacted legislation aimed at regulating takeovers of corporations and restricting specified business combinations with interested shareholders. Under the Oklahoma General Corporation Act, a shareowner who acquires more than 15 percent of the outstanding voting shares of a corporation subject to the statute, but less than 85 percent of such shares, is prohibited from engaging in specified “business combinations” with the corporation for three years after the date that the shareowner became an interested stockholder. This provision does not apply if (1) before the acquisition date the corporation’s board of directors has approved either the business combination or the transaction in which the shareowner became an interested shareowner or (2) the corporation’s board of directors approves the business combination and at least two- thirds of the outstanding voting stock of the corporation not owned by the interested shareowner vote to authorize the business combination. The term “business combination” encompasses a wide variety of transactions with or caused by an interested shareowner in which the interested shareowner receives or could receive a benefit on other than a pro rata basis with other shareowners, including mergers, specified asset sales, specified issuances of additional shares to the interested shareowner, transactions with the corporation that increase the proportionate interest of the interested shareowner or transactions in which the interested shareowner receives certain other benefits.

Oklahoma law also contains control share acquisition provisions. These provisions generally require the approval of the holders of a majority of the corporation’s voting shares held by disinterested shareowners before a person purchasing one-fifth or more of the corporation’s voting shares can vote the shares in excess of the one-fifth interest. Similar shareholder approvals are required at one-third and majority thresholds.

Dividend Policy

We have never declared or paid any cash dividends on our common stock and do not intend to pay dividends for the foreseeable future.